Exhibit 1

FOR IMMEDIATE RELEASE	26 January 2011

WPP PLC ("WPP")

WPP acquires 50% of Mindshare South Africa

WPP announces that it has agreed to acquire a further stake in Mindshare South Africa (Pty) Limited (“Mindshare”) from Ogilvy South Africa (Pty) Limited. Mindshare will now form part of the GroupM network of companies within South Africa.

Mindshare is a media buying and planning operation within South Africa, offering media buying, planning and investment management services, econometric modelling and associative marketing and market research services to clients.

Founded in 2001, Mindshare has offices in Johannesburg and Cape Town and employs 96 people. Key clients and partners include Kellogg, KFC, LG, MTN, MultiChoice, Sun International and Unilever.

Mindshare's audited consolidated revenues for the year ended 31 December 2009 were Rand 53.23 million, with gross assets at the same date of Rand 357.8 million.

This investment continues WPP’s strategy of investing in fast growing markets and sectors and its commitment to developing its businesses throughout the African markets. Collectively the Group employs more than 20,000 people on the Continent, generating revenues of around $500 million. These latest initiatives follow last year's announcements of Ogilvy's joint venture with African marketing services company, Scangroup, in sub-Saharan Africa and the expansion of the TNS Africa network through the acquisition of a majority stake in RMS in West and Central Africa.

These are further steps towards WPP's declared goal of developing its businesses in the growing economies of Africa, as well as Asia Pacific, Latin America, the Middle East and Central/Eastern Europe.

Contact:
Feona McEwan, WPP	+44 (0)20 7408 2204